Via Facsimile and U.S. Mail
Mail Stop 4720

September 18, 2009

Mr. Yan-Qing Liu
Chairman, Chief Executive Officer and President
China Sky One Medical, Inc.
Room 1706, Di Wang Building, No. 30 Gan Shui Road,
Nangang District, Harbin
People's Republic of China 150001

Re: China Sky One Medical, Inc.
Form 10-K for the Period Ended December 31, 2008
Filed April 15, 2009
File No. 001-34080

Dear Mr. Liu:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1.   You indicate by check mark that you are a smaller reporting company and that the aggregate market value of your common equity held by non-affiliates was approximately $62.9 million at June 30, 2008. Based on your $11.13 per share closing stock price on that date it appears that you had approximately 5.6 million shares held by non-affiliates. In your June 30, 2008 Form 10-Q you disclose that almost 15.0 million shares were outstanding at that date, meaning that approximately 9.3 million shares must be held by affiliates. On the cover page of your 2007 Form 10-QSB, you disclose you had approximately 14.9 million shares

Mr. Yan-Qing Liu
China Sky One Medical, Inc.
September 18, 2009
Page 2

of common stock outstanding on March 20, 2008 and that the market value of common stock held by non-affiliates on that date was approximately $105.5 million. Based on your $11.39 per share closing stock price on that date, it appears that you had approximately 9.3 million shares held by non-affiliates and therefore approximately 5.6 million shares held by affiliates. Based on your beneficial ownership disclosures in your 2007 Form 10-KSB and in your 2008 Form 10-K, it appears that you had approximately 6.1 million shares and 7.1 million shares held by affiliates at March 20, 2008 and March 31, 2009, respectively. Please provide us with the computation supporting your assertion that you had a public float of less than $75 million at June 30, 2008 as required by Item 10(f)(1)(i) of Regulation S-K. In your response, please indicate the shares held by each of your affiliates at June 30, 2008 and reconcile these holdings to the beneficial holdings disclosed in your 2007 Form 10-KSB as of March 20, 2008 and in your 2008 Form 10-K as of March 31, 2009. Alternatively, if you do not qualify as a smaller reporting company:

- Please amend your Form 10-K for the fiscal year ended December 31, 2008 and your Form 10-Qs for the quarters ended March 31, 2009 and June 30, 2009 to provide the additional information required for companies that do not qualify as smaller reporting companies. See Item 10(f) of Regulation S-K for a list of the Items of Regulation S-K that have scaled disclose for smaller reporting companies.
- In your amended filings and future filings as appropriate, please add a risk factor that addresses the concerns discussed in your August 27, 2009 statement entitled "China Sky One Medical, Inc. Responds to Concerns Regarding Filed Financial Reports." In this statement you state that you found that your financial reports filed with the State Administration for Industry and Commerce are materially different from the financial reports filed with the SEC. Please include disclosure in this risk factor that
  - quantifies and explains the material differences between the filings,
  - quantifies and describes the potential adverse consequences of these differences, including any fees, penalties or additional taxes that may be imposed,
  - describes the actions taken by you or your Board of Directors in the review referred to in your August 27, 2009 statement, and
  - discloses the results of this review.

Item 1. Business
Revenues By General Product Lines, page 9

2.   Please revise your financial statement footnotes to include your revenue by product category as required by paragraph 37 of SFAS 131. Please present your revenues by country as disclosed on page 3 in your financial statement footnotes as required by paragraph 38a of SFAS 131. Please explain to us why your listing of export revenues on page 3 does not appear to include sales made to the United Arab Emirates, the United Kingdom, and the United States as indicated on page

14. In addition, please revise your financial statement footnotes to quantify long-lived assets, with certain exceptions, by their geographic location. Refer to paragraph 38b of SFAS 131.

Materials and Suppliers, page 14

3. Although you disclose that raw materials are generally available from a variety of suppliers, you have also disclosed that no one supplier accounts for more than 80% of your total raw material purchases. This appears to be a significant increase in the concentration of raw materials from one supplier as you disclosed in your Form 10-KSB for the fiscal year ended December 31, 2007 that no one supplier accounts for more than 20% of your total raw material purchases. Please expand your disclosure to explain the increased concentration of raw materials and name all your principal suppliers. See Item 101(h)(4)(v) of Regulation S-K. Please also reconcile these disclosures with the disclosure regarding major suppliers on page F-16. In addition, please file a copy of the agreement with the supplier accounting for almost 80% of your raw material purchases. Alternatively, please provide us with a detailed analysis that supports your apparent conclusion that you are not substantially dependent on this agreement. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Customers and Distribution, page 14

4. We note that your customer counts, excluding branches of retail and drug supply chains decreased from 943 at December 31, 2007 to 233 at December 31, 2008. In addition, your business model may be changing to target larger customers, as four customers accounted for approximately 40% of your total revenues in 2008, compared to two customers who accounted for more than 5% of your total revenues in 2007. Please revise your disclosure to explain this shift in the customer count and size and their possible implications on your future revenues, accounts receivable, including discounts and collectability. In addition, revise your disclosure to individually name and quantify the percent of total sales attributable to those customers who accounted for more than 10% of your revenues.

Item 7. Management's discussion and analysis of Financial Condition and Results of Operation
Results of Operations
For the Year Ended December 31, 2008 as Compared to December 31, 2007

5. On page 43 you disclose that during 2008, you acquired Tianlong Pharmaceutical and have reallocated Tianlong's contract sales prior to the business acquisition to the applicable product category of sale. Please expand to clarify the meaning of this statement. For example, did you adjust your full-year 2008 amounts in this table to include Tianlong's contract sales prior to the business acquisition?

6.   Please revise your discussion of your results of operations to disclose the
        increases in sales and revenues attributable to the acquisition of Tianlong
        Pharmaceutical, acquisition of Peng Lai Jin Chuang Pharmaceutical Company and
        your internal growth. Please quantify the effect of each of the causal factors that
        you cite for material changes in your financial statement amounts as addressed in
        Financial Reporting Codification Section 501.04. Also provide a similar
        discussion for the quarterly periods ended March 31, 2009 and June 30, 2009.

Cost of Goods Sold and Product Gross Margin, page 44

7.   It appears based on your finished goods inventory levels at December 31, 2008
        and 2007 and cost of sales for the fourth quarters of 2008 and 2007 that
        inventories turned 120 times and 95 times during the fourth quarter of 2008 and
        2007, respectively. Based on this information, it appears that at December 31,
        2008 and 2007 you had only 0.77 and 0.96 days of finished goods on hand,
        respectively. Since you did not seem to hold sufficient finish goods to satisfy
        even one day's sales, please revise your disclosure to explain how you manage
        your inventory, including a discussion about how you were able to meet the
        product demands during the first quarter of 2009 and 2008.

8.   You have provided a table of your revenues, cost of goods sold and products
        gross margin, but we have been unable to locate your narrative disclosure of any
        of the events, transactions or economic changes that materially affected these
        results. For example, it appears that you have completed recent acquisitions and
        discontinued sales of non-manufactured products due to lower profit margins.
        Please revise to include a narrative disclosure which explains the impact, if any,
        that these transactions and changes had on your cost of goods sold and products
        gross margin. Provide a quantification of the costs of goods sold and gross
        margin by product type to supplement your discussion. Also provide a similar
        discussion for the quarterly periods ended March 31, 2009 and June 30, 2009.

Operating Expenses, page 45

9.   Please revise your discussion here to identify the projects to which the fluctuation
        in the research and development expense relates. In addition also describe the
        changes in the research/development phase attributing to the fluctuations in the
        costs of these projects.

Liquidity and Capital Resources, page 45

10.   The collection rate of your accounts receivable appears to have significantly
        improved. Please provide a discussion of factors contributing to such significant
        decrease in your days sales outstanding during the periods presented. Also
        provide a similar discussion for the quarterly periods ended March 31, 2009 and
        June 30, 2009, as it appears the days sales outstanding continued to decrease.

Notes to Consolidated Financial Statements
2. Acquisition of Business, page F-8

11.   Please revise your disclosure here and on page F-22 to quantify the intangible
        assets by major intangible asset class and by product type. In addition, disclose
        the weighted average amortization period of these assets. Refer to paragraph 52
        of SFAS 141 and paragraph 45 of SFAS 142. In your response, please explain
        why you indicate in Note 11 that your intangible assets consist only of patents and
        goodwill, when you disclose the existence of various forms of intellectual
        property on page 16 and, for example, you disclose on page F-9 that the only asset
        acquired in your acquisition of Haina was a Good Supply Practice license issued
        by the SFDA.

3. Summary of Significant Accounting Policies
Cash and Cash Equivalents, page F-10

12.   You disclose that you consider all highly liquid debt instruments purchased with
        maturity periods of six months or less to be cash equivalents. Please explain to us
        how securities purchased with a maturity up to six months are so near their
        maturity that they present insignificant risk of changes in value because of
        changes in interest rates under paragraph 8 of SFAS 95.

Revenue Recognition, page F-12

13.   We note that you record provisions for estimated returns, allowances and claims.
        Please provide a discussion of your policies for accepting these items and quantify
        the provisions recognized during the periods presented, as well as the balance as
        of the periods presented. To the extent these amounts are material, provide the
        following discussion under the critical accounting estimate section of your
        Management's Discussion and analysis of Financial Condition and Results of
        Operation:

        a. The effect that could result from using other reasonably likely assumptions
            than what you used to arrive at each accrual such as a range of reasonably
            likely amounts or other type of sensitivity analysis;

        b. Whether and how you consider levels of inventory in the distribution channel,
            estimated remaining shelf life, price changes from competitors and
            introductions of generics and/or new products in estimating each accrual;

        c. If applicable, discuss any shipments made as a result of incentives and/or in
            excess of your customer's ordinary course of business inventory level.
            Discuss your revenue recognition policy for such shipments.

        d. A roll forward of the liability for each estimate for each period presented
            showing the following:

            • Beginning balance,

- Current provision related to sales made in current period,
- Current provision related to sales made in prior periods,
- Actual returns or credits in current period related to sales made in current period,
- Actual returns or credits in current period related to sales made in prior periods, and
- Ending balance.

In addition, clarify whether you accept returns by issuing a credit/refund or by exchanging product from inventory. If you exchange product from inventory, describe in your accounting policy note to your financial statements how you account for the return at the time of original sale and at the time when the product is actually returned.

Advertising, page F-12

14.   Since the timing of expense recognition is different for different forms of advertisement, please revise your disclosure to state the types of advertising you perform and clarify when you mean by "incurred."

4. Concentrations of Business and Credit Risk, page F-16

15.   Please revise your disclosure to quantify the amount accrued for self-insurance, describe the types of liability it represents, and explain how it is estimated. If no amount is accrued, explain why no accrual is deemed necessary.

8. Outstanding Warrants and Options, page F-19

16.   In the third bullet on page F-20, you indicate that the warrants associated with your January 31, 2008 equity issuance are subject to adjustment if you subsequently issue equity at a price lower than the exercise price of these warrants. Please explain to us why you have not apparently reclassified these warrants to liabilities effective January 1, 2009 under EITF 07-05.

17.   In the fifth bullet on page F-20, you indicate that the expiration date of the warrants associated with your January 31, 2008 equity issuance will be extended for each day that the shares underlying the warrant are not registered by a defined date. Please explain to us why the registration rights associated with these warrants do not require liability accounting for the warrants under paragraphs 14-18 of EITF 00-19.

13. Income Taxes, page F-22

18.   You disclose that the State Council can reduce the enterprise income tax rate to
         15% in China. You also disclose the existence of NOL carryforwards in the U.S.
         Please address the following comments:
         a. Please revise your disclosure to explain why Tianlong was granted an
             effective tax rate of 12% when it appears that the State Council can only
             reduce the rate to 15%.
         b. Please revise your disclosure to clarify when the special tax rate granted by
             the State Council will expire, if so, and the impact on net income and earnings
             per share of the special tax rate. Please see SAB 11:C.
         c. Please provide a reconciliation of your effective tax rate to the statutory tax
             rate. Refer to paragraph 47 of SFAS 109. If not readily apparent, provide a
             discussion of any significant rate fluctuations.
         d. Please revise your disclosure to explain why the components of your deferred
             tax assets consist of only the U.S. NOL carryforwards and share-based
             compensation. In this regard, please explain why no other temporary
             differences appear to exist between results reported under U.S. GAAP and
             Chinese income tax reporting.
         e. Please disclose what tax years remain subject to examination by major tax
             jurisdictions as required by paragraph 21e of FIN 48.

Part III

Item 11. Executive Compensation, page 55

Director Compensation, page 58

19.   You disclose that you do not currently pay any cash fees to your directors. It
         appears from your disclosure on page 55, that shares of restricted stock were
         issued to your directors pursuant to your 2006 Stock Incentive Plan. Please
         expand your disclosure to provide the table and disclosure required by Item 402(r)
         of Regulation S-K if you compensate your directors in stock options, shares of
         restricted stock or other forms of compensation. If shares of restricted stock were
         not granted to your directors, please explain the apparent inconsistency in your
         disclosure.

                                    *   *   *   *

         Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides the requested information. Detailed letters greatly facilitate our
review. Please furnish your letter on EDGAR under the form type label CORRESP.

         We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under

the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Senior Staff Attorney at (202) 551-3575 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant